Exhibit 99.1

       2nd Quarter 2011 • Earnings News Release • Three and six months ended April 30, 2011

TD Bank Group Reports Second Quarter 2011 Results

This quarterly earnings release should be read in conjunction with our unaudited second Quarter 2011 Report to Shareholders for the six months ended April 30, 2011, which is available on our website at http://www.td.com/investor/. This analysis is dated May 26, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.46, compared with $1.30.
•	Adjusted diluted earnings per share were $1.59, compared with $1.36.
•	Reported net income was $1,332 million, compared with $1,176 million.
•	Adjusted net income was $1,451 million, compared with $1,234 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2011, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $3.14, compared with $2.74.
•	Adjusted diluted earnings per share were $3.33, compared with $2.96.
•	Reported net income was $2,873 million, compared with $2,473 million.
•	Adjusted net income was $3,039 million, compared with $2,664 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $108 million after tax (12 cents per share), compared with $123 million after tax (14 cents per share) in the second quarter last year.
•
A gain of $6 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a gain of $23 million after tax (3 cents per share) in the second quarter last year.

•	Integration and restructuring charges of $16 million after tax (2 cents per share), relating to the U.S. Personal and Commercial Banking acquisitions.
•
A gain of $2 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $2 million after tax in the second quarter last year.

•	Integration charges of $3 million after tax, relating to the Chrysler Financial acquisition.

TORONTO, May 26, 2011 - TD Bank Group (TD or the Bank) today announced its financial results for the second quarter ended April 30, 2011. Overall results for the quarter reflected very strong retail earnings in Canada and the U.S. During the quarter, TD also completed its purchase of Chrysler Financial.
“TD continued to build on its momentum in the second quarter, delivering double-digit earnings growth across all of our retail businesses,” said Ed Clark, Group President and Chief Executive Officer, TD.” Total adjusted retail earnings remained near the record $1.4 billion set in the prior quarter, and are up 17% from a year earlier - a great display of the resilience and earnings capability of our customer-focused franchises.”

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $847 million for the quarter, up 11% from the same period last year. TD Canada Trust (TDCT) reported strong volume growth in business loans and deposits and solid growth in personal deposits, mortgages and indirect lending and a continued improvement in PCL. Customer satisfaction hit a new record in the quarter.
“This was the second best quarter on record for Canadian Personal and Commercial Banking, despite fewer days in the quarter and, as expected, some slowing in personal banking volume growth from the exceptional levels seen in 2010,” said Tim Hockey, Group Head, Canadian Banking and Insurance, TD. “Having gained significant market share in recent years, our business bank again performed very well, growing both loans and deposits. We continue to expect a strong year for TDCT in 2011, although year-over-year earnings growth will moderate in the third quarter.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $150 million in the quarter, up 35% from the same period last year, largely driven by fee revenue from higher client assets, strong trading volume, and higher net interest margin. TD Ameritrade contributed $57 million in earnings to the segment, up 2% from the same period last year.
“These results marked a record profit for our business, driven in part by a very high level of trading activity in the first half of the quarter and the continuing upward trend of the equity markets, which helped revenue growth,” said Mike Pedersen, Group Head, Wealth Management, Direct Channels and Corporate Shared Services, TD. “We remain confident we will deliver a very strong year based on the performance we’ve seen in the first six months of 2011.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$315 million in reported net income for the quarter, up 31% from the same period last year. On an adjusted basis, the segment earned US$331 million, up 37% from the second quarter of last year. Revenue in U.S. dollar terms grew 23% from the same period last year, primarily driven by very strong growth in loans and deposits and acquisitions.
“This was a very good quarter for TD Bank, America’s Most Convenient Bank, thanks to strong organic growth, stabilizing credit, the ongoing expansion of our store network and our focus on our customers,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “We remain confident we will deliver strong volume growth for the balance of the year, even though the economy is still recovering.”

Wholesale Banking
Wholesale Banking reported net income of $180 million, down 18% from the same period last year. The results reflected lower revenue in equity derivatives and fixed income trading. Securities gains in the investment portfolio were minimal in the current quarter, as compared with higher gains in the same quarter last year.
“Our results were at the lower end of our expectations reflecting the global shocks and increased competition in fixed income markets that characterized the quarter,” said Bob Dorrance, Group Head, Wholesale Banking, TD. “We expect that robust competition in a tentative market will continue, but we’re optimistic we will be able to capture new issuance and advisory business as the economy recovers and clients return to the capital markets.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $205 million on a reported basis, compared with $217 million in the same period a year earlier, and a net loss of $102 million on an adjusted basis, compared with $159 million in the same period last year.

Capital
TD’s Tier 1 capital ratio was 12.7% in the quarter, consistent with last quarter. Strong organic capital generation was partially offset by the impact of the Chrysler Financial acquisition. Capital quality remained very high, with tangible common equity comprising more than 75% of Tier 1 capital.

Conclusion
“These results show yet again that TD can deliver profitable and sustainable growth thanks to the strength and stability of our retail businesses,” Clark said. “We believe the North American economic picture is continuing to improve, but that improvement is gradual and will still take some time. We remain confident that 2011 will be a very good year for the bank as we continue to deliver strong operating results and invest for future growth.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release in the “Business Outlook” section for each business segment and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2010 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2010 Annual Report under the headings “Economic Summary and Outlook”, as updated in the Second Quarter 2011 Report to Shareholders; for each business segment, “Business Outlook and Focus for 2011”, as updated in this earnings news release under the headings “Business Outlook”; and for the Corporate segment in this earnings news release under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s investors and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Results of operations
Total revenue	$5,122	$5,460	$4,767	$10,582	$9,804
Provision for credit losses	343	414	365	757	882
Non-interest expenses	3,201	3,193	2,953	6,394	5,934
Net income - reported	1,332	1,541	1,176	2,873	2,473
Net income - adjusted1	1,451	1,588	1,234	3,039	2,664
Economic profit2	466	554	200	1,022	572
Return on common equity - reported	14.0%	15.5%	13.0%	14.8%	13.5%
Return on invested capital2	13.4%	14.1%	12.0%	13.8%	12.9%
Financial position
Total assets	$629,867	$616,368	$573,905	$629,867	$573,905
Total risk-weighted assets	202,669	199,235	187,174	202,669	187,174
Total shareholders’ equity	41,330	41,524	38,424	41,330	38,424
Financial ratios
Efficiency ratio - reported	62.5%	58.5%	61.9%	60.4%	60.5%
Efficiency ratio - adjusted1	59.4	56.4	59.2	57.9	57.1
Tier 1 capital to risk-weighted assets	12.7	12.7	12.0	12.7	12.0
Provision for credit losses as a % of net average loans	0.50	0.60	0.58	0.55	0.68
Common share information - reported (Dollars)
Per share earnings
Basic	$1.46	$1.70	$1.31	$3.16	$2.76
Diluted	1.46	1.69	1.30	3.14	2.74
Dividends per share	0.66	0.61	0.61	1.27	1.22
Book value per share	42.81	43.23	40.35	42.81	40.35
Closing share price	81.92	74.96	75.50	81.92	75.50
Shares outstanding (millions)
Average basic	883.1	879.3	863.8	881.2	861.5
Average diluted	888.3	883.7	869.4	885.9	866.7
End of period	886.1	882.1	868.2	886.1	868.2
Market capitalization (billions of Canadian dollars)	$72.6	$66.1	$65.6	$72.6	$65.6
Dividend yield	3.1%	3.3%	3.5%	3.2%	3.5%
Dividend payout ratio	45.1%	36.0%	46.8%	40.2%	44.3%
Price to earnings ratio	14.9	14.0	15.5	14.9	15.5
Common share information - adjusted (Dollars)1
Per share earnings
Basic	$1.60	$1.75	$1.37	$3.35	$2.98
Diluted	1.59	1.74	1.36	3.33	2.96
Dividend payout ratio	41.3%	34.9%	44.5%	38.0%	41.0%
Price to earnings ratio	13.3	12.7	12.8	13.3	12.8
1	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results - reported for the Bank.

TABLE 2: OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net interest income	$3,079	$3,165	$2,790	$6,244	$5,639
Non-interest income	2,043	2,295	1,977	4,338	4,165
Total revenue	5,122	5,460	4,767	10,582	9,804
Provision for credit losses	343	414	365	757	882
Non-interest expenses	3,201	3,193	2,953	6,394	5,934
Income before income taxes, non-controlling interests in
subsidiaries, and equity in net income of an associated company	1,578	1,853	1,449	3,431	2,988
Provision for income taxes	287	343	308	630	578
Non-controlling interests in subsidiaries, net of income taxes	25	26	26	51	53
Equity in net income of an associated company, net of income taxes	66	57	61	123	116
Net income - reported	1,332	1,541	1,176	2,873	2,473
Preferred dividends	40	49	48	89	97
Net income available to common shareholders - reported	$1,292	$1,492	$1,128	$2,784	$2,376

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 6

TABLE 3: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Operating results - adjusted
Net interest income	$3,079	$3,165	$2,790	$6,244	$5,639
Non-interest income1	2,034	2,202	1,948	4,236	4,110
Total revenue	5,113	5,367	4,738	10,480	9,749
Provision for credit losses2	343	414	425	757	942
Non-interest expenses3	3,036	3,028	2,804	6,064	5,565
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,734	1,925	1,509	3,659	3,242
Provision for income taxes4	340	385	332	725	680
Non-controlling interests in subsidiaries, net of income taxes	25	26	26	51	53
Equity in net income of an associated company, net of income taxes5	82	74	83	156	155
Net income - adjusted	1,451	1,588	1,234	3,039	2,664
Preferred dividends	40	49	48	89	97
Net income available to common shareholders - adjusted	1,411	1,539	1,186	2,950	2,567
Adjustments for items of note: Increase (decrease)
in net income
Amortization of intangibles6	(108)	(112)	(123)	(220)	(235)
Fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio7	6	81	23	87	27
Integration and restructuring charges relating to U.S. Personal and
Commercial Banking acquisitions8	(16)	(13)	-	(29)	(46)
Fair value of credit default swaps hedging the corporate loan
book, net of provision for credit losses9	2	(3)	(2)	(1)	(9)
Recovery of income taxes due to changes in statutory income tax rates10	-	-	-	-	11
Release of insurance claims11	-	-	-	-	17
General allowance in Canadian Personal and
Commercial Banking and Wholesale Banking12	-	-	44	-	44
Integration charges relating to the Chrysler Financial acquisition13	(3)	-	-	(3)	-
Total adjustments for items of note	(119)	(47)	(58)	(166)	(191)
Net income available to common shareholders - reported	$1,292	$1,492	$1,128	$2,784	$2,376
1
Adjusted non-interest income excludes the following items of note: second quarter 2011 - $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $9 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; first quarter 2011 - $6 million loss due to change in fair value of CDS hedging the corporate loan book; $99 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2010 - $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

3
Adjusted non-interest expenses exclude the following items of note: second quarter 2011 - $138 million amortization of intangibles as explained in footnote 6; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $4 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 13; first quarter 2011 - $144 million amortization of intangibles; $21 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; second quarter 2010 - $149 million amortization of intangibles; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

4
For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

5
Adjusted equity in net income of an associated company excludes the following items of note: second quarter 2011 - $16 million amortization of intangibles, as explained in footnote 6; first quarter 2011 - $17 million amortization of intangibles; second quarter 2010 - $22 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only include amortization of intangibles acquired as a result of business combinations.

7
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the securities portfolio, which includes the reclassified debt securities, results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Effective second quarter of 2010, U.S. Personal and Commercial Banking elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three and six months ended April 30, 2011, the integration charges were driven by the FDIC-assisted acquisitions and there were no restructuring charges recorded.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rates on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, TD Financing Services aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

13
The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges are expected to relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 7

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Basic earnings per share − reported	$1.46	$1.70	$1.31	$3.16	$2.76
Adjustments for items of note2	0.14	0.05	0.06	0.19	0.22
Basic earnings per share − adjusted	$1.60	$1.75	$1.37	$3.35	$2.98

Diluted earnings per share − reported	$1.46	$1.69	$1.30	$3.14	$2.74
Adjustments for items of note2	0.13	0.05	0.06	0.19	0.22
Diluted earnings per share − adjusted	$1.59	$1.74	$1.36	$3.33	$2.96
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES1
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Provision for income taxes - reported	$287	$343	$308	$630	$578
Adjustments for items of note: Recovery of
(provision for) income taxes2
Amortization of intangibles	46	49	48	95	102
Fair value of derivatives hedging the reclassified available-for-sale
debt securities portfolio	(3)	(18)	(11)	(21)	(19)
Integration and restructuring charges relating to U.S. Personal
and Commercial Banking acquisitions	10	8	-	18	25
Fair value of credit default swaps hedging the corporate loan
book, net of provision for credit losses	(1)	3	3	2	7
Income taxes due to changes in statutory income
tax rates	-	-	-	-	11
Insurance claims	-	-	-	-	(8)
General allowance in Canadian Personal and Commercial
Banking and Wholesale Banking	-	-	(16)	-	(16)
Integration charges relating to the Chrysler Financial acquisition	1	-	-	1	-
Total adjustments for items of note	53	42	24	95	102
Provision for income taxes - adjusted	$340	$385	$332	$725	$680
Effective income tax rate - adjusted3	19.6%	20.0%	22.0%	19.8%	21.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for invested capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 8

TABLE 6: ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Average common equity	$37,773	$38,209	$35,530	$37,971	$35,394
Average cumulative goodwill and intangible assets amortized, net of
income taxes	5,283	5,190	4,893	5,237	4,843
Average invested capital	$43,056	$43,399	$40,423	$43,208	$40,237
Rate charged for invested capital	9.0%	9.0%	10.0%	9.0%	10.0%
Charge for average invested capital	$945	$985	$986	$1,928	$1,995
Net income available to common shareholders - reported	$1,292	$1,492	$1,128	$2,784	$2,376
Items of note impacting income, net of income taxes1	119	47	58	166	191
Net income available to common shareholders - adjusted	$1,411	$1,539	$1,186	$2,950	$2,567
Economic profit	$466	$554	$200	$1,022	$572
Return on invested capital	13.4%	14.1%	12.0%	13.8%	12.9%

Significant Events in 2011

Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding common shares of Chrysler Financial for cash consideration of approximately $6.3 billion. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to April 30, 2011 have been consolidated with the Bank’s results for the quarter ended April 30, 2011. The results of Chrysler Financial in the U.S. are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are included with The Toronto-Dominion Bank and are reported in the Canadian Personal and Commercial Banking segment. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents, $7.3 billion of loans, $2.3 billion of other assets, and $6.6 billion of liabilities. Included in loans is $1.0 billion of acquired impaired loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $0.2 billion has been allocated to goodwill, which decreased from $0.4 billion estimated as at the announcement date on December 21, 2010, primarily due to an increase in net assets. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act affects every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Dodd-Frank Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released and finalized.
Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the impact of Regulation E and other regulatory changes, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2010 MD&A, and Note 33 to the 2010 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $63 million, compared with $110 million in the second quarter last year, and $87 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net interest income	$1,765	$1,822	$1,717	$3,587	$3,461
Non-interest income	811	842	801	1,653	1,596
Total revenue	2,576	2,664	2,518	5,240	5,057
Provision for credit losses	191	213	256	404	571
Non-interest expenses	1,229	1,212	1,187	2,441	2,381
Net income	$847	$905	$761	$1,752	$1,481
Selected volumes and ratios
Return on invested capital	37.5%	39.1%	33.7%	38.3%	32.5%
Margin on average earnings assets (including securitized assets)	2.78%	2.82%	2.92%	2.80%	2.93%
Efficiency ratio	47.7%	45.5%	47.1%	46.6%	47.1%
Number of Canadian retail stores	1,131	1,129	1,115	1,131	1,115
Average number of full-time equivalent staff	34,281	34,314	33,726	34,298	33,498

Quarterly comparison - Q2 2011 vs. Q2 2010
Canadian Personal and Commercial Banking net income for the quarter was $847 million, an increase of $86 million, or 11%, compared with the second quarter last year. The annualized return on invested capital for the quarter was 37.5%, compared with 33.7% in the second quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,576 million, an increase of $58 million, or 2% (4% excluding segment transfers), compared with the second quarter last year, primarily due to solid volume growth in personal and business deposits, business lending, real estate secured lending, and indirect lending. This was partially offset by a lower margin on average earning assets. Compared with the second quarter last year, real estate secured lending volume, including securitized assets, increased $14.9 billion, or 8%, indirect lending increased $2.4 billion, or 24%, while business loans and acceptances volume increased $3.5 billion, or 11%. Personal deposit volume increased $5.7 billion, or 5%, while business deposit volume increased $6.7 billion, or 12%. In addition, gross originated insurance premiums increased $31 million, or 4%, compared with the same period last year. Insurance revenue in the second quarter was significantly impacted by severe weather related claims compared to the same period last year. Margin on average earning assets decreased 14 bps to 2.78% of which 8 bps was due to segment transfers and the remainder largely due to increased pricing competition.
PCL for the quarter was $191 million, a decrease of $65 million, or 25% (20% excluding segment transfers), compared with the second quarter last year. Personal banking PCL was $188 million, a decrease of $42 million, or 18%, mainly due to an improved economic environment. Business banking PCL was $2.5 million, a decrease of $20 million due to increased client recoveries. Annualized PCL as a percentage of credit volume was 0.15%, a decrease of 6 bps, compared with the second quarter last year. Net impaired loans were $574 million, an increase of $60 million, or 12%, over the second quarter last year. Net impaired loans as a percentage of total loans were 0.22%, compared with 0.21% as at April 30, 2010.
Non-interest expenses for the quarter were $1,229 million, an increase of $42 million, or 4% (4% excluding segment transfers), compared with the second quarter last year, primarily due to higher employee compensation and the impact and timing of project-related costs.
The average full-time equivalent (FTE) staffing levels increased by 555 or 2%, compared with the second quarter last year, reflecting continued investment in our businesses. The efficiency ratio for the quarter was 47.7%, compared with 47.1% in the second quarter last year.

Quarterly comparison - Q2 2011 vs. Q1 2011
Canadian Personal and Commercial Banking net income for the quarter decreased $58 million, or 6%, compared with the prior quarter. The annualized return on invested capital for the quarter was 37.5%, compared with 39.1% in the prior quarter.
Revenue for the quarter decreased $88 million, compared with the prior quarter primarily due to fewer calendar days in the quarter. Margin on average earning assets decreased 4 bps to 2.78%, largely due to increased pricing competition. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $2.5 billion, or 1%, business loans and acceptances increased $1.5 billion, or 5%, personal deposit volume decreased $0.3 billion, while business deposit volume increased $1.7 billion, or 3%. Gross originated insurance premiums increased $99 million, or 14%. Compared to the prior quarter, insurance revenue was negatively impacted by severe weather related claims.
PCL for the quarter decreased $22 million, or 10%, reflective of the improving economy. Personal banking PCL decreased $19 million, or 9%, and business banking PCL decreased $3 million due to increased client recoveries. Net impaired loans were flat compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.22%, in line with January 31, 2011.
Non-interest expenses for the quarter increased $17 million, or 1%, compared with the prior quarter, primarily due to higher employee compensation expenses and marketing initiatives, partially offset by fewer calendar days and higher project initiatives in the prior quarter. Average FTE staffing levels decreased by 33 due largely to the timing of project related initiatives. The efficiency ratio for the current quarter worsened to 47.7%, compared with 45.5% in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 10

Year-to-date comparison - Q2 2011 vs. Q2 2010
Canadian Personal and Commercial Banking net income for the six months ended April 30, 2011 was $1,752 million, an increase of $271 million, or 18%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 38.3%, compared with 32.5% for the same period last year.
Revenue on a year-to-date basis was $5,240 million, an increase of $183 million, or 4%, compared with the same period last year (6% excluding segment transfers). This increase was driven predominately by solid broad-based volume growth. Real estate secured lending volume, including securitizations, increased $15.1 billion, or 8%, indirect lending volume increased $2.4 billion, while business loans and acceptances volume increased $3 billion, or 10%. Personal deposit volume increased $6.4 billion, or 5% and business deposit volume increased $6.1 billion, or 12%. Gross originated insurance premiums increased $84 million, or 6%. The year-to-date margin on average earning assets decreased by 13 bps to 2.80%, compared with the same period last year, of which 7 bps was due to segment transfers and the remainder due largely to increased pricing competition.
PCL on a year-to-date basis was $404 million, a decrease of $167 million, or 29%, compared with the same period last year (24% excluding segment transfers), reflective of the improving economy. Personal banking PCL was $394 million, a decrease of $113 million, and business banking PCL was $9 million, a decrease of $55 million.
On a year-to-date basis, non-interest expenses were $2,441 million, an increase of $60 million, or 3% (3% excluding segment transfers), compared with the same period last year, primarily due to higher employee compensation partially offset by lower marketing and non-credit loss expenses.
The average FTE staffing levels on a year-to-date basis increased by 800, or 2%, compared with the same period last year, reflecting continued investment in our businesses. The efficiency ratio on a year-to-date basis improved to 46.6%, compared with 47.1% for the same period last year.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, earnings growth is expected to moderate in the third quarter. Strong underlying business growth in insurance and business banking is expected to be partially offset by slower volume growth and continued margin pressure in personal banking. While we expect credit losses to remain stable for the remainder of 2011, expense growth in the next quarter is anticipated to be higher relative to last year as we focus on ongoing investments in strategic initiatives to support future growth. As a result, operating leverage will remain under pressure next quarter but is expected to rebound strongly in the fourth quarter. On a full-year basis we expect operating leverage to be positive.

TABLE 8: WEALTH MANAGEMENT
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Global Wealth
Net interest income	$105	$104	$80	$209	$146
Non-interest income	601	583	532	1,184	1,056
Total revenue	706	687	612	1,393	1,202
Non-interest expenses	496	501	452	997	898
Net Income
Global Wealth	150	133	111	283	212
TD Ameritrade	57	48	56	105	99
Total Wealth Management	$207	$181	$167	$388	$311
Selected volumes and ratios − Global Wealth
Assets under administration (billions of Canadian dollars)	$248	$242	$214	$248	$214
Assets under management (billions of Canadian dollars)	190	186	175	190	175
Return on invested capital (Total Wealth Management)	20.1%	16.3%	15.5%	18.2%	14.1%
Efficiency ratio	70.3%	72.9%	73.9%	71.6%	74.7%
Average number of full-time equivalent staff	7,340	7,235	7,112	7,287	7,072

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 11

Quarterly comparison - Q2 2011 vs. Q2 2010
Wealth Management net income for the quarter was $207 million, an increase of $40 million, or 24%, compared with the second quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $150 million, an increase of $39 million, or 35%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $57 million, an increase of $1 million, or 2%, compared with the second quarter last year. For its second quarter ended March 31, 2011, TD Ameritrade reported net income of US$172 million, an increase of US$9 million, or 6%, compared with the second quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 20.1%, compared with 15.5% in the second quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $706 million, an increase of $94 million, or 15%, compared to the second quarter last year. The increase was primarily due to higher assets under administration and higher assets under management which drove fee-based revenue growth, increased client deposit balances and margin loans combined with increased net interest margin, and stronger trading volumes in our online brokerage businesses.
Non-interest expenses for the quarter were $496 million, an increase of $44 million, or 10%, compared with the second quarter last year. This increase was primarily due to higher variable costs driven by increased revenue from a rise in asset values in the advice-based and asset management businesses, and increased infrastructure investment to support business growth.
The average FTE staffing levels increased by 228, or 3%, compared with the second quarter last year, primarily due to an increase in support FTE for infrastructure and business growth and higher client-facing FTE staff. The efficiency ratio for the current quarter improved to 70.3%, compared with 73.9% in the second quarter last year.
Assets under administration of $248 billion as at April 30, 2011, increased by $34 billion, or 16%, from April 30, 2010. Assets under management of $190 billion as at April 30, 2011 increased by $15 billion, or 9%, from April 30, 2010. These increases were driven by market appreciation and net new client assets.

Quarterly comparison - Q2 2011 vs. Q1 2011
Wealth Management net income for the quarter increased by $26 million, or 14%, compared with the prior quarter. Global Wealth net income increased by $17 million, or 13%. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $9 million, or 19%, compared with the prior quarter due to increased earnings at TD Ameritrade. For its second quarter ended March 31, 2011, TD Ameritrade reported net income increased US$27 million, or 19%, compared with the prior quarter driven by strong trading activity in the quarter, as well as continued strong asset gathering. Wealth Management’s annualized return on invested capital for the quarter was 20.1%, compared with 16.3% in the prior quarter.
Revenue for the quarter increased $19 million, or 3% compared with the prior quarter, primarily due to increased fee-based revenue from higher client assets in the mutual fund and advice-based businesses and increased transactional revenue mainly due to new issues. These increases were partially offset by declining commissions per trade in the Canadian online brokerage business.
Non-interest expenses decreased $5 million compared to the prior quarter, primarily due to non-recurring project expenses in the first quarter. The decrease was partially offset by higher variable costs driven by increased revenue.
The average FTE staffing levels increased by 105, or 1%, compared with the prior quarter, primarily resulting from an increase in support FTE for infrastructure and higher volumes due to business growth. The efficiency ratio for the current quarter was 70.3%, compared with 72.9% in the prior quarter.
Assets under administration of $248 billion as at April 30, 2011 increased $6 billion, or 2%, from January 31, 2011. Assets under management of $190 billion as at April 30, 2011 increased $4 billion, or 2%, from January 31, 2011. These increases were driven by market appreciation and net new client assets.

Year-to-date comparison - Q2 2011 vs. Q2 2010
Wealth Management net income for the six months ended April 30, 2011 was $388 million, an increase of $77 million, or 25%, compared with the same period last year. Global Wealth net income was $283 million, an increase of $71 million, or 33%, compared with the same period last year, mainly due to higher fees from increased average client assets, increased net interest income from higher net interest margin and higher client deposits and margin loans, and stronger trading volumes. The Bank’s reported investment in TD Ameritrade generated $105 million of net income, an increase of $6 million, or 6%, compared with the same period last year. The increase was driven by higher base earnings on higher trading and asset gathering at TD Ameritrade. For its six months ended March 31, 2011, TD Ameritrade reported net income of US$317 million, an increase of US$18 million, or 6%, compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 18.2%, compared with 14.1% in the same period last year.
Revenue on a year-to-date basis was $1,393 million, an increase of $191 million, or 16%, compared with the same period last year. The increase was primarily due to increased fee-based revenue from higher average client assets in the asset management and advice-based businesses, higher net interest income from increased margins in the Canadian businesses, and higher client deposits and margin loans, and increased trading volumes. This increase was partially offset by declining commissions per trade in the Canadian online brokerage business. On a year-to-date basis, non-interest expenses were $997 million, an increase of $99 million, or 11%, compared with the same period last year. This increase was the result of higher variable costs driven by increased revenue from higher asset values in the advice-based and asset management businesses, higher infrastructure investment to support business growth, increased compensation costs associated with increased FTE staffing levels, and non-recurring project expenses.
The average FTE staffing levels on a year-to-date basis increased by 215, or 3%, compared with the same period last year, primarily due to growth in support FTE for infrastructure and business growth and higher client-facing FTE staff. The efficiency ratio on a year-to-date basis improved to 71.6%, compared with 74.7% in the same period last year.

Business Outlook
Equity and commodity markets experienced strong growth in the first half of the 2011 fiscal year. While earnings momentum is likely to slow somewhat in the second half of the year full year 2011 earnings are expected to remain strong. We will continue to invest in our infrastructure, products, and growing our sales force.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 12

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Jan. 31	Apr. 30
	2011	2011	2010	2011	2011	2010
Net interest income	$1,048	$1,077	$879	$1,077	$1,073	$856
Non-interest income	322	314	294	335	314	289
Total revenue	1,370	1,391	1,173	1,412	1,387	1,145
Provision for credit losses - loans	168	136	159	173	136	154
Provision for credit losses - debt securities
classified as loans	3	66	9	3	66	8
Provision for credit losses - total	171	202	168	176	202	162
Non-interest expenses - reported	820	809	677	843	805	659
Non-interest expenses - adjusted	794	788	677	816	784	659
Net income - reported	303	320	245	315	319	241
Adjustments for items of note:1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	16	13	-	16	13	-
Net income - adjusted	$319	$333	$245	$331	$332	$241
Selected volumes and ratios
Return on invested capital	7.4%	7.4%	5.6%	7.4%	7.4%	5.6%
Margin on average earnings assets (TEB)2	3.68%	3.76%	3.59%	3.68%	3.76%	3.59%
Efficiency ratio - reported	59.9%	58.2%	57.7%	59.9%	58.2%	57.7%
Efficiency ratio - adjusted	58.0%	56.6%	57.7%	58.0%	56.6%	57.7%
Number of U.S. retail stores	1,285	1,280	1,114	1,285	1,280	1,114
Average number of full-time equivalent staff	23,447	22,882	19,387	23,447	22,882	19,387

	For the six months ended
		Canadian dollars		U.S. dollars
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Net interest income	$2,125	$1,708	$2,150	$1,644
Non-interest income	636	609	649	588
Total revenue	2,761	2,317	2,799	2,232
Provision for credit losses - loans	304	351	309	336
Provision for credit losses - debt securities
classified as loans	69	18	69	17
Provision for credit losses - total	373	369	378	353
Non-interest expenses - reported	1,629	1,423	1,648	1,368
Non-interest expenses - adjusted	1,582	1,351	1,600	1,300
Net income - reported	623	426	634	413
Adjustments for items of note:1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	29	46	29	44
Net income - adjusted	$652	$472	$663	$457
Selected volumes and ratios
Return on invested capital	7.4%	5.3%	7.4%	5.3%
Margin on average earnings assets (TEB)2	3.72%	3.50%	3.72%	3.50%
Efficiency ratio - reported	59.0%	61.4%	59.0%	61.3%
Efficiency ratio - adjusted	57.3%	58.3%	57.3%	58.2%
Number of U.S. retail stores	1,285	1,114	1,285	1,114
Average number of full-time equivalent staff	23,160	19,250	23,160	19,250
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 13

Quarterly comparison - Q2 2011 vs. Q2 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $303 million on a reported basis, an increase of $58 million, or 24%, and $319 million on an adjusted basis, an increase of $74 million, or 30%, compared with the second quarter last year. In U.S. dollar terms, net income for the quarter was US$315 million on a reported basis, an increase of US$74 million, or 31%, and US$331 million on an adjusted basis, an increase of US$90 million, or 37%, compared with the second quarter last year. The increase was primarily due to strong organic volume growth, acquisitions, improving asset quality, and recovery of a previously reserved tax item.
In U.S. dollar terms, revenue for the quarter was US$1,412 million, an increase of US$267 million, or 23%, compared with the second quarter last year. The increase was primarily due to strong loan and deposit growth, with an increase of 31% in average loans and an increase of 19% in average deposits including acquisitions, partially offset by lower overdraft fees under Regulation E. Excluding acquisitions, organic growth was strong. Average loans increased by 12% and average deposits increased by 11%, both exceeding our U.S. peers. Margin on average earning assets increased by 9 bps to 3.68%, compared with the second quarter last year, primarily due to a change in the timing of expected cash flows on acquired loans, partially offset by lower margins on new origination due to increased competition.
Total PCL for the quarter was US$176 million, an increase of US$14 million, or 9%. While the performance of recently Acquired Loans (which includes the loans from the South Financial and the FDIC-assisted acquisitions as well as acquired impaired loans from Chrysler Financial) remains stable overall, PCL on these loans increased by US$37 million for the quarter, partially offset by better-than-expected cash flows on some recently Acquired Loans. Such offset results in higher net interest income, while credit deterioration on some of these loans resulted in higher PCL. PCL on loans excluding recently Acquired Loans and segment transfers decreased by US$36 million, or 22%, due to improved credit quality. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 1.0%, a decrease of 16 bps, compared with the second quarter last year. Excluding segment transfers and recently Acquired Loans, the annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume would have been 0.77%, or decreased by 40 bps, compared with the second quarter last year. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, were US$1,127 million, an increase of US$126 million, or 13%, compared with the second quarter last year due to new impairment formations in the commercial real estate market in the U.S., resulting from the slower U.S. economic recovery, and segment transfers. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, as a percentage of total loans were 1.9%, compared with 1.9% as at April 30, 2010. Net impaired recently Acquired Loans and debt securities classified as loans were US$106 million and US$1,518 million respectively, as at April 30, 2011, an increase of US$106 million and US$816 million respectively compared to April 30, 2010.
Reported non-interest expenses for the quarter were US$843 million, an increase of US$184 million, or 28%, compared with the second quarter last quarter. On an adjusted basis, non-interest expenses were US$816 million, an increase of US$157 million, or 24%, compared with the second quarter last year. The increase was primarily due to acquisitions, investments in the core franchise including new store expenses, and segment transfers.
The average FTE staffing levels increased by 4,060, or 21%, compared with the second quarter last year. This increase resulted from acquisitions, segment transfers, and 30 new store openings since the second quarter last year. The reported efficiency ratio for the quarter was 59.9%, compared with 57.7% in the second quarter last year, primarily due to higher integration costs. The adjusted efficiency ratio for the quarter was 58.0%, compared with 57.7%, consistent with the second quarter last year.

Quarterly comparison - Q2 2011 vs. Q1 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $17 million, or 5%, on a reported basis, and $14 million, or 4%, on an adjusted basis, compared with the prior quarter. In US dollar terms, net income decreased US$4 million, or 1%, on a reported basis, US$1 million on an adjusted basis. The decreases were primarily due to a stronger Canadian dollar. The annualized return on invested capital for the quarter was 7.4%, flat compared with the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$25 million, or 2%, compared with the prior quarter. Margin on average earning assets decreased 8 bps to 3.68% compared with the prior quarter, primarily due to tighter deposit spreads. Average loans increased US$4.0 billion, or 6%, compared with the prior quarter. Excluding the Chrysler Financial acquisition, average loans increased US$1.7 billion, or 3%, with an increase of 5% in average personal loans and an increase of 2% in average business loans. Average deposits increased US$5.0 billion, or 4%, compared with the prior quarter, including a US$1.8 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$3.2 billion, or 3%, with 4% growth in business deposit volume (excluding government), and 5% growth in personal deposit volume.
    Total PCL for the quarter decreased US$26 million, or 13%, compared with the prior quarter, primarily due to PCL for debt securities classified as loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 1.0%, an increase of 20 bps, compared with the prior quarter, due entirely to recently Acquired Loans. Excluding segment transfers and recently Acquired Loans, the annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume would have been 0.77%, or decreased by 3 bps, compared with the prior quarter. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, were US$1,127 million, a decrease of US$15 million, or 1%, compared with the prior quarter. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, as a percentage of total loans were 1.9%, compared with 2.0% as at January 31, 2011. The net impaired recently Acquired Loans as at April 30, 2011 were US$106 million, an increase of US$74 million compared with prior quarter. Net impaired debt securities classified as loans were US$1,518 million, a decrease of US$49 million, or 3%, compared with the prior quarter. In the current quarter, no new securities classified as loans were determined to be impaired; in addition, credit performance of these securities as a whole remains stable in comparison to prior quarter.
Reported non-interest expenses for the quarter increased US$38 million, or 5%, compared with the prior quarter. On an adjusted basis, non-interest expenses increased US$32 million, or 4%, compared with the prior quarter. The increase was primarily due to the Chrysler Financial acquisition, new stores, and investments in the core franchise, partially offset by fewer calendar days in the quarter.
The average FTE staffing levels increased by 565, or 2%, compared with the prior quarter, primarily driven by new stores and higher staffing levels in the existing store network. The efficiency ratio for the quarter worsened to 59.9%, compared with 58.2% in the prior quarter and the adjusted efficiency ratio for the quarter worsened to 58.0%, compared with 56.6% in the prior quarter, as a result of the Chrysler Financial acquisition.

Year-to-date comparison - Q2 2011 vs. Q2 2010
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the six months ended April 30, 2011 was $623 million, an increase of $197 million, or 46%, compared with the same period last year. Adjusted net income for the six months ended April 30, 2011 was $652 million, an increase of $180 million, or 38%. In US dollar terms, net income increased US$221 million, or 54%, on a reported basis, and US$206 million, or 45% on an adjusted basis. On a year-to-date basis, the annualized return on invested capital was 7.4%, compared with 5.3% for the same period last year.
 In U.S. dollar terms, revenue on a year-to-date basis was US$2,799 million, an increase of US$567 million, or 25%, compared with the same period last year, due to both acquisition and organic growth. The margin on average earning assets on a year-to-date basis increased by 22 bps to 3.72%, compared with the same period last year, driven by higher loan spreads, including a change in the timing of expected cash flows on acquired loans and segment transfers, partially offset by deposit spread compression.
Total PCL on a year-to-date basis was US$378 million, an increase of US$25 million, or 7%, compared with the same period last year. Accounting for recently Acquired Loans, including debt securities classified as loans, resulted in an increase in PCL and an increase in net interest income this year.  Excluding these impacts on PCL and segment transfers, PCL on the remaining loans decreased US$82 million, or 23% despite strong loan growth due to improved asset quality in the portfolio of loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.9%, a decrease of 35 bps, compared with the same period last year. Excluding segment transfers and recently Acquired Loans, the annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume would have been 0.80% or decreased by 46 bps, compared with the same period last year.
 On a year-to-date basis, non-interest expenses were US$1,648 million, an increase of US$280 million, or 20%, on a reported basis, and US$1,600 million, an increase of US$300 million, or 23%, on an adjusted basis, compared with the same period last year, due to acquisitions, segment transfers, new store expenses, and investments in the core franchise.
The average FTE staffing levels on a year-to-date basis increased by 3,910, or 20%, compared with the same period last year. This increase was due to acquisitions, segment transfers, and 30 new store openings since the second quarter last year. The reported efficiency ratio on a year-to-date basis improved to 59.0%, compared with 61.4% in the same period last year. The adjusted efficiency ratio improved to 57.3%, compared with 58.3% for the same period last year.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 14

Business Outlook
Loan growth was within expectations for the quarter and strong volume growth is expected to continue through fiscal 2011 driven by residential mortgages and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Continued improvement in PCL on the originated book is expected through 2011 due to the improved overall asset quality of the portfolio. Expense growth will be managed closely, while investing in resources and infrastructure to support growth. While Regulation E was fully phased into earnings effective last quarter, the “Durbin Amendment”, a provision in the Dodd-Frank Act, could put further pressure on earnings. The Dodd-Frank Act mandates the Federal Reserve to set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. The proposed limits to be placed on debit interchange fees are expected to significantly reduce debit card interchange revenues. The draft regulations have been issued for public comments, and the financial impact cannot be determined at this time. However, mitigation strategies are being designed with the intent to reduce the potential adverse revenue impact resulting from the implementation of the new regulation.

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net interest income (TEB)	$384	$375	$456	$759	$969
Non-interest income	201	352	252	553	652
Total revenue	585	727	708	1,312	1,621
Provision for credit losses	7	6	10	13	18
Non-interest expenses	357	391	372	748	748
Net income	180	237	220	417	592
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	31	31	32	31	32
Return on invested capital	22.7%	29.4%	29.0%	26.1%	37.4%
Efficiency ratio - reported	61.0%	53.8%	52.5%	57.0%	46.1%
Average number of full-time equivalent staff	3,438	3,388	3,110	3,413	3,100

Quarterly comparison - Q2 2011 vs. Q2 2010
Wholesale Banking net income for the quarter was $180 million, a decrease of $40 million, or 18%, compared with the second quarter last year. The decrease reflects lower revenue in equity derivatives, fixed income, and reduced investment portfolio gains, partially offset by recovery of a previously reserved tax item. The annualized return on invested capital for the quarter was 22.7%, compared with 29.0% in the second quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $585 million, a decrease of $123 million, or 17%, compared with the second quarter last year. This was primarily due to a decline in trading results in certain businesses. Equity derivatives revenue declined as a result of lower client volumes, and fixed income and credit trading declined due to continued economic uncertainty and lower credit spread volatility. In addition, segment transfers also contributed to the decline in trading revenue. Partially offsetting these decreases were improved currencies trading from robust client flow, strong cash equities and equity underwriting as global equity markets remained strong, and the positive impact of credit spread tightening on derivative exposures. Securities gains in the investment portfolio were minimal in the current quarter, as compared to higher gains in the same quarter last year.
PCL is composed of accrual costs for credit protection and specific provisions for credit losses net of any recoveries of previously recorded provisions. The net PCL for the quarter was $7 million, a decrease of $3 million, or 30%, lower than the second quarter last year. PCL in both periods is limited to the accrual cost of credit protection. Net impaired loans were $35 million, a decrease of $100 million, or 74%, over the second quarter last year.
Non-interest expenses for the quarter were $357 million, a decrease of $15 million, or 4%, compared with the second quarter last year, primarily due to lower variable compensation commensurate with reduced revenue, partially offset by higher costs related to risk and control infrastructure.

Quarterly comparison - Q2 2011 vs. Q1 2011
Wholesale Banking net income for the quarter decreased by $57 million, or 24%, compared with the prior quarter. The decrease in net income was primarily due to lower equity trading and investment banking fees, and reduced gains in the investment portfolio, partially offset by reduced expenses and recovery of a previously reserved tax item. The annualized return on invested capital for the quarter was 22.7%, compared with 29.4% in the prior quarter.
Revenue for the quarter decreased $142 million, or 20%, compared with the prior quarter, primarily due to lower investment banking fees, and equity and fixed income trading as well as reduced gains in the investment portfolio. Investment banking fees decreased from strong levels in the prior quarter primarily due to lower M&A and credit origination. Equity derivatives revenue decreased due to lower client transactions compared to the prior quarter. International and U.S. fixed income decreased as the current quarter was affected by macroeconomic events in Asia, the Middle East, and Europe. Partially offsetting these decreases were improved currency trading as client volumes were strong, driven by the strengthening of the Canadian dollar and increased volatility, and the impact of tightening credit spreads on derivative exposures. Cash equities revenue increased due to higher commissions as global equity prices continued to rise and volumes increased.
PCL and net impaired loans were in line with the prior quarter.
Non-interest expenses for the quarter decreased $34 million, or 9%, compared with the prior quarter, primarily due to lower variable compensation.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 15

Year-to-date comparison - Q2 2011 vs. Q2 2010
Wholesale Banking net income for the six months ended April 30, 2011 was $417 million, a decrease of $175 million, or 30%, compared with the same period last year. The decrease is primarily related to normalized market conditions in the current year, primarily reflected in reduced fixed income and credit trading. Partially offsetting this decrease were realized gains in the investment portfolio in the first quarter and improved equity underwriting. On a year-to-date basis, the annualized return on invested capital was 26.1%, more indicative of a normalized return as compared with 37.4% for the same period last year.
Revenue on a year-to-date basis was $1,312 million, a decrease of $309 million, or 19%, compared with the prior year, primarily due to unusually favourable market conditions in 2010, characterized by tightening credit spreads, wider bid-offer spreads, and elevated client activity which resulted in strong broad-based performance. Equity derivatives revenue decreased due to lower client transactions in the current period. Net interest income decreased in the current period due to segment transfers. Partially offsetting these decreases were improved underwriting fees as issuers sought to take advantage of higher equity market values. Debt underwriting remained solid due to high levels of issuance driven by the continued low interest rate environment. In addition, investment gains increased in the current year as the investment portfolio continues to unwind.
   PCL on a year-to-date basis was $13 million, a decrease of $5 million, or 28%, compared with the same period last year. PCL in both the current and prior period is mainly composed of the accrual cost of CDS protection. In the same period last year, minor specific provisions were offset by a recovery.
On a year-to-date basis, non-interest expenses were $748 million, in line with the same period last year, primarily due to lower variable compensation offset by higher operating costs from investment in risk and control infrastructure.

Business Outlook
As anticipated, year-to-date earnings for 2011 have decreased from the prior year and we expect that the full year results will also be lower. The prolonged low-rate environment and competitive pricing in the markets will continue to impede revenue growth; however, we expect increased contributions from new business initiatives and solid origination and advisory revenue as government and corporate clients reinforce balance sheets and the economy continues to recover.

TABLE 11: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net loss - reported	$(205)	$(102)	$(217)	$(307)	$(337)
Adjustments for items of note:1
Amortization of intangibles2	108	112	123	220	235
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(6)	(81)	(23)	(87)	(27)
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	(2)	3	2	1	9
Recovery of income taxes due to changes in statutory income tax rates	-	-	-	-	(11)
General allowance in Canadian Personal and Commercial Banking
and Wholesale Banking	-	-	(44)	-	(44)
Release of insurance claims	-	-	-	-	(17)
Integration charges relating to the Chrysler Financial acquisition	3	-	-	3	-
Total adjustments for items of note	103	34	58	137	145
Net loss - adjusted	$(102)	$(68)	$(159)	$(170)	$(192)

Decomposition of items included in net loss - adjusted
Net securitization	$(23)	$(21)	$2	$(44)	$(3)
Net corporate expenses	(119)	(113)	(98)	(232)	(160)
Other	40	66	(63)	106	(29)
Net loss - adjusted	$(102)	$(68)	$(159)	$(170)	$(192)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

Quarterly comparison - Q2 2011 vs. Q2 2010
Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $217 million in the second quarter last year. Adjusted net loss for the quarter was $102 million, compared with an adjusted net loss of $159 million. Compared with the same quarter last year, the lower adjusted net loss was primarily due to the change in allocation methodology implemented in the current year and more favourable results from treasury related activities. These favourable items were partially offset by lower gains from securitizations and an increase in net corporate expenses.

Quarterly comparison - Q2 2011 vs. Q1 2011
Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $102 million in the prior quarter. Adjusted net loss for the quarter was $102 million, compared with an adjusted net loss of $68 million. The higher adjusted net loss was mainly due to the impact of timing of treasury related net revenue.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 16

Year-to-date comparison - Q2 2011 vs. Q2 2010
Corporate segment’s reported net loss for the six months ended April 30, 2011 was $307 million, compared with a reported net loss of $337 million in the same period last year. Adjusted net loss for the six months ended April 30, 2011 was $170 million, compared with an adjusted net loss of $192 million. The lower adjusted net loss was primarily attributable to the change in allocation methodology implemented in Q1 2011 and higher earnings on unallocated capital. These favourable items were partially offset by higher net corporate expenses.

Outlook
Changes in the Bank’s charge-out and inter-segment transfer pricing methodologies implemented in the current fiscal year will reduce losses in the Corporate segment. While Corporate segment results are inherently difficult to predict by their nature and can contain some volatility, our estimated range for the remainder of fiscal 2011 is a net loss of $80 million to $120 million per quarter which is expected to result in a lower net loss than fiscal 2010 on an annual basis, primarily due to the abovementioned changes.

Segment Transfers

Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. The following table summarizes the segment transfers for the three and six months ended April 30, 2011.

TABLE 12: IMPACTS OF SEGMENT TRANSFERS
(millions of Canadian dollars)					For the three months ended
					Apr. 30, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(55)	$-	$35	$(18)	$38	$-
Increase/(decrease) to expenses	(9)	2	17	3	(13)	-
Increase/(decrease) to PCL	(13)	-	13	-	-	-
Increase/(decrease) to net income	(23)	(1)	3	(15)	36	-

					For the six months ended
					Apr. 30, 2011
Increase/(decrease) to revenue	$(114)	$-	$71	$(36)	$79	$-
Increase/(decrease) to expenses	(18)	4	34	6	(26)	-
Increase/(decrease) to PCL	(28)	-	28	-	-	-
Increase/(decrease) to net income	(49)	(2)	4	(30)	77	-

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 17

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
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www.bnymellon.com/shareowner/equityaccess

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For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
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Access to Quarterly Results Materials
Interested investors, the media and others may view this second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at http://www.td.com/investor/qr_2011.jsp.

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on May 26, 2011. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2011.jsp on May 26, 2011, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-800-814-4859 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2011.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 26, 2011, until June 27, 2011, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4433527, followed by the pound key.

TD BANK GROUP • SECOND QUARTER 2011 EARNINGS NEWS RELEASE	Page 18

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves more than 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 7 million online customers. TD had CDN$630 billion in assets on April 30, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030;
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149